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A3 3/13

SEC Mail Mail Processing Section
FEB 29 2008
Washington, DC
106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51249

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRANT WILLIAMS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE LIBERTY PLACE, 1650 MARKET STREET - 53rd FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN T. GRANT 215-564-2802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRINKER, SIMPSON & COMPANY, L.L.P.
(Name – *if individual, state last, first, middle name*)

940 W. SPROUL ROAD, SUITE 101 (Address) SPRINGFIELD, (City) PA (State) 19064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL
E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, STEVEN T. GRANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRANT WILLIAMS LP, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sandra Finkle 2-25-08

NOTARIAL SEAL
SANDRA FINKLE
Notary Public
PHILADELPHIA CITY, PHILADELPHIA COUNTY
My Commission Expires May 27, 2009

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANT WILLIAMS, L.P.
REPORT ON AUDIT OF FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007

GRANT WILLIAMS, L.P.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

BRINKER SIMPSON & Co. L.L.P.
Certified Public Accountants ■ Business Consultants

Robert B. Simpson, MS, CPA
Matthew F. Mingey, CPA
Michael W. Simpson, CPA

940 West Sproul Road, Suite 101
Springfield, PA 19064
Phone: 610.544.5900
Fax: 610.544.7455
www.brinkersimpson.com

Report of Independent Auditors

To the General Partner
Grant Williams, L.P.
Philadelphia, PA 19103

We have audited the accompanying statement of financial condition of Grant Williams, L.P. (a Pennsylvania Limited Partnership) (the Company) as of December 31, 2007 and the related statements of income, changes in partners' capital, changes in liabilities subordinated to general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grant Williams, L.P. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brinker, Simpson & Company, L.L.P.

Brinker, Simpson & Company, L.L.P.
Certified Public Accountants
Springfield, Pennsylvania
February 16, 2008

GRANT WILLIAMS, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

(See Report of Independent Auditors)

ASSETS

Cash	$47,506
Receivable from Clearing Organization	11,146
Receivable-Other	14,520
Accrued Interest	19,658
Marketable Securities Owned, at market value	3,609,669
Prepaid Expenses	16,329
Furniture and Equipment, Net of Accumulated Depreciation of $68,507	36,146
Leasehold Improvements, Net of Accumulated Depreciation of $1,270	1,904
Exchange	124,294
Investment in Limited Partnership	14,605
Deposits	1,664
Total Assets	$3,897,441

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Capital Lease Obligation	$19,929
Payable to Clearing Organization	2,547,229
Securities Sold, Not Yet Purchased, at Market Value	23,282
Accounts Payable and Accrued Expenses	142,083
Note Payable	13,769
Total Liabilities	2,746,292
Subordinated Borrowings	1,444,000
Partners' Capital	(292,851)
Total Liabilities and Partners' Capital	$3,897,441

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

(See Report of Independent Auditors)

REVENUE:		
Principal Transactions	$702,619	
Commissions	300,317	
Advisory Fees	4,000	
Interest	123,787	
Other Investment Income (Loss)	(2,657)	
Total Revenue		$1,128,066
OPERATING EXPENSES:		
Personnel Expenses:		
Guaranteed Payments to Partners	305,854	
Total Personnel Expenses		305,854
Other Expenses:		
Advertising & Promotion	325	
Clearing Expense	84,730	
Commissions	363,819	
Depreciation	18,492	
Insurance	4,576	
Interest	248,861	
Meals and Entertainment	2,710	
Office Expense	24,562	
Professional Fees	55,991	
Quote and Data Services	114,234	
Regulatory Fees	26,110	
Rent	1,031	
Research & Training	4,669	
Telephone & Utilities	14,253	
Travel	2,213	
Taxes	10,187	
Total Other Expenses		976,763
Total Operating Expenses		1,282,617
Net Operating Loss		(154,551)
OTHER REVENUE/(EXPENSES):		
Regulatory Fee Reimbursement		35,000
Impairment Loss Write-Down on Going Concern Value		(150,000)
Total Other Revenue/(Expenses)		(115,000)
NET LOSS		($269,551)

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

(See Report of Independent Auditors)

	PARTNERS' CAPITAL
Opening Balance @ 1-1-07	($25,795)
Capital Contributed	2,495
Net Loss	(269,551)
Ending Balance @ 12-31-07	($292,851)

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

(See Report of Independent Auditors)

Cash Flows From Operating Activities:	
Net Loss	($269,551)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	18,492
Asset Impairment Loss on Going Concern Value	150,000
Net Loss from Pass Through Entity	2,657
(Increase)/Decrease in Operating Assets:	
Receivable - Clearing Organization	4,310
Receivable - Other	(13,763)
Accrued Interest	(6,268)
Securities, Net	4,634,719
Prepaid Expenses	6,574
Exchange	(45,417)
Increase/(Decrease) in Operating Liabilities:	
Payable to Clearing Organization	(4,421,788)
Note Payable from Operating Activity	3,683
Accounts Payable and Accrued Expenses	(1,107)
Securities Sold, Not Yet Purchased	21,876
Net Cash Provided By Operating Activities	84,417
Cash Flows From Investing Activities:	
Acquisition of Furniture & Equipment	(1,514)
Acquisition of Partnership Interest	(17,262)
Net Cash (Used In) Investing Activities	(18,776)
Cash Flows From Financing Activities:	
Partners' Capital Contributions	2,495
Payments on Capital Lease Obligation	(17,055)
Payment of Partner Capital Equalization Distribution	(3,675)
Net Cash (Used In) Financing Activities	(18,235)
Net Increase in Cash	47,406
Beginning Cash Balance	100
Ending Cash Balance	$47,506
Supplemental Disclosure of Cash Flow Information:	
Amount Paid for Interest	$248,861

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

(See Report of Independent Auditors)

Noncash Investing/Financing Activities:

Partner Capital Equalization Distribution - Beginning	$3,675
Partner Capital Equalization Distribution Adjustment	(3,675)
Partner Capital Equalization Distribution Due	$0

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

(See Report of Independent Auditors)

Subordinated Borrowings at January 1, 2007	$1,444,000
Subordinated Borrowings at December 31, 2007	$1,444,000

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 – Nature of Business

Grant Williams, L.P. (Company), a Pennsylvania Limited Partnership, operates as a broker-dealer of investment securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and advisory services.

Securities Transactions

Amounts receivable and payable for those securities transactions reported on a trade date basis that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Income Taxes

The Company operates as a partnership for tax filing purposes. As such, all items of income and loss pass through to the partners and are taxed at their respective rates. There is no provision for income taxes included on these statements.

Depreciation

Depreciation is provided using the straight line method over estimated useful lives of the assets.

Note 2 – Summary of Significant Accounting Policies – continued

Going Concern Value

Partners as of December 31, 2003 and partners admitted in 2004 agreed that the Company had a value of $150,000 in excess of its book value. The Company has elected to record the intangible asset using the goodwill method in which the entire $150,000 was credited to the partners who had an interest at December 31, 2003 based on their respective ownership percentages prior to a 2003 recapitalization.

Based on preliminary discussions pertaining to the valuation of the partnership upon the anticipated withdrawals of certain partners, management has concluded that as of December 31, 2007, the intangible asset was impaired and no longer has any value. Accordingly, the Company recorded a $150,000 charge for the impairment.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Advertising

The Company expenses advertising and related costs in the year incurred.

Note 3 – Receivable From and Payable To Clearing Organizations

The Company clears all of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 4 – Securities Owned

Marketable securities owned consist of trading and investment securities at market values as follows:

	Owned	Sold - not yet Purchased
State and Municipal Obligations	$3,544,119	
Corporate Stock	14,847	
Options	50,703	23,282
TOTAL	$3,609,669	$23,282

All securities held by the Company at December 31, 2007 were readily marketable.

Note 5 – Investment in Limited Partnership

The Company acquired a 48% limited partner interest in a registered investment advisor. The interest was purchased from an individual who has retained a 50% interest in the registered investment advisor and also has a 25% limited partnership interest in the Company. In conjunction with the withdrawal of certain limited partners from the Company, it is anticipated that the Company's 48% interest will be acquired. The basis for this transfer has not been determined, but it is not expected to have a material impact on the results of operations or the financial condition of the Company.

Note 6 – Exchange

Exchange items consisted of the following at December 31, 2007:

Payments to a limited partner in excess of earnings from his trading activities	$ 603
Amounts due from general partner	34,169
Amount due from limited partner for operating expense responsibilities per partnership agreement	65,244
Other	24,278
Total	$124,294

Interest was at the rate of 5% per annum on amounts due from the general partner. Interest was not charged on any of the other above amounts. The above items have no set repayment schedule.

Note 7 – Subordinated Borrowings

The borrowings under subordination agreements with limited partners at December 31, 2007, are listed in the following:

Subordinated Notes, 9 percent, due March 31, 2010	$1,100,000
Subordinated Notes, 9 percent, due October 31, 2010	344,000
Total	$1,444,000

The subordinated borrowings are allowable in computing net capital under the SEC's uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 8 – 401k Plan

The Company maintains a 401k retirement plan covering all eligible employees, including active limited partners, who elect to participate. This is a salary deferral plan. The Company does not make matching or discretionary contributions to the plan. Employee voluntary contributions are vested at all times.

Note 9 – Financial Instruments

Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at market value. Market values for exchange traded derivatives, principally futures and options, are based on quoted market prices.

Derivatives used for hedging purposes include futures, purchased options, and written options. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities (that is, hedges of financial instruments that are marked to market are also marked to market and recognized currently in the statement of income, while hedges of financial instruments recorded at cost of anticipated transactions are deferred). Unrealized gains and losses resulting from hedges of marked-to-market financial instruments are recorded in trading revenues.

Fair values of option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to clearing organizations as applicable.

Premiums and unrealized gains for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of short maturity of the instruments, except subordinated borrowings. The Company estimates that the fair values of these financial instruments at December 31, 2007 do not differ materially from the carrying values on the accompanying statement of financial condition.

Financial Instruments with Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, options, securities purchased and sold on a when-issued basis (when issued securities), and delayed deliveries. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

Note 9 – Financial Instruments - continued

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options, forward contracts, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. There is no credit risk for when-issued securities, as valuation gains are not recognized on unsettled debt security transactions. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

Quantitative Disclosures for Derivative Financial Instruments Used for Trading Purposes

As of December 31, 2007, the gross contractual or notional amounts of derivative financial instruments used for trading purposes consisted of:

Options Held	$50,703
Options Written	$23,282

All of the Company's derivatives with off-balance-sheet risk are short-term in duration with maturities of less than one year.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk to default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 10 – Capital Lease

The Company leases furniture and office equipment from a bank under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through a lease, and accordingly, it is recorded in the Company's assets and liabilities.

Note 10 – Capital Lease - continued

The following is an analysis of the leased assets included in property and equipment:

Office Furniture and Equipment	$81,366
Less: Accumulated Depreciation	52,817
Total	$28,549

The following is a schedule by years of future payments required under the lease together with their present value at December 31, 2007:

Year ending December 31,		
	2008	$19,967
	2009	1,109
Total Minimum Lease Payments		21,076
Less: Amount Representing Interest		1,147
Present Value of Minimum Lease Payments		$19,929

Note 11 – Special Agreement with Limited Partner

The Company admitted a new limited partner effective January 1, 2006. In return for a 35.5% ownership interest, the new partner has agreed to provide the Company the following:

- Office Space
- Administrative services which will replace all of the Company's administrative employees
- Pay one half the monthly payment due on a capital lease (See Note 10)

The partners have not yet determined whether there would be any special allocation of loss between the partners for 2007. The limited partner (as discussed herewith) has stopped making payments to the partnership for certain agreed upon expenses and the capital lease. This partner has indicated that the payments will be brought current once an agreement is reached with the withdrawing partners (see Note 14).

Note 11 – Special Agreement with Limited Partner - continued

The balance due the Company from this partner at December 31 is comprised of the following:

Amount due for certain agreed upon expenses included in Exchange items (see Note 6)	$65,244
Amount due for capital lease	7,485
Total	$72,729

Note 12 – Regulatory Fee Reimbursement

With the merger of the NASD and NYSE Regulation Inc., and resulting formation of the FINRA, the Company received a one-time regulatory fee reimbursement of $35,000.

Note 13 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $672,584, which was $572,584 in excess of its required net capital of $100,000. The Company's net capital ratio was .26 to 1.

Note 14 – Subsequent Events

The Company is currently in negotiations with certain limited partners who wish to withdraw from the Company (See Notes 2 and 11). In conjunction with these withdrawals, the Company intends to retire significant amounts of subordinated debt, significantly scale back its principal trading activities, and limit its activities primarily to agency transactions.

A proposal for these changes has been filed with FINRA for regulatory approval. Until the FINRA acts on the application, it is not possible to determine the final form of the changes, and therefore, the impact of the changes cannot be quantified at this time.

Supplemental Schedule

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

(See Report of Independent Auditors)

Net Capital	
Total Partners' Capital	($292,851)
Add: Subordinated Borrowings Allowable in Computation of Net Capital	1,444,000
Total Capital and Allowable Subordinations	1,151,149
Deduction and/or Charges:	
Non Allowable Assets:	
Petty Cash Fund	100
Receivable From Clearing Agency	3,154
Receivable - Other	14,520
Prepaid Expenses	16,329
Furniture and Equipment	36,146
Leasehold Improvements	1,904
Other Investments	14,605
Exchange	124,294
Deposits	1,664
Total Non Allowable Assets	212,716
Net Capital Before Haircuts On Securities Positions	938,433
Haircuts on Securities [compiled, where applicable pursuant to Rule 15c3-1(f)]	
State and Municipal Government Obligations	233,694
Stocks	2,227
Options	29,891
Money Market	37
Total Haircuts on Securities	265,849
Net Capital	$672,584
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition	
Accounts Payable & Accrued Expenses	$142,083
Note Payable	13,769
Capital Lease Obligation	19,929
Total Aggregate Indebtedness	$175,781

(the accompanying notes are an integral part of these statements)

GRANT WILLIAMS, L.P.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

(See Report of Independent Auditors)

Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required	$100,000
Excess Net Capital at 1000%	$655,005
Ratio: Aggregate Indebtedness to Net Capital	26.14%
Excess Net Capital	$572,584

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2007)

Net Capital as Reported in Company 's Form X-17A-5, Part II (unaudited)	$672,584
Net Capital Per This Report	$672,584

NOTE: The Company is not subject to Rule 15c3-3(k)(2)(ii) since all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

(the accompanying notes are an integral part of these statements)

END